Blockchain Coinvestors Acquisition Corp. I

PO Box 1093, Boundary Hall

Cricket Square, Grand Cayman

KY1-1102, Cayman Islands

November 4, 2021

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:     Joseph Ambrogi

David Link

Re: REQUEST FOR ACCELERATION OF EFFECTIVENESS

Blockchain Coinvestors Acquisition Corp. I

Registration Statement on Form S-1

File No. 333-259091

Ladies and Gentlemen:

Blockchain Coinvestors Acquisition Corp. I (the “Company”) hereby requests the acceleration of the effectiveness of the above-referenced Registration Statement (the “Registration Statement”) so that the Registration Statement will become effective at 4:00 p.m. (Eastern time) on November 8, 2021, or as soon thereafter as practicable.

The Company requests the Commission confirm the effective date and time of the Registration Statement to Christopher Hall of Perkins Coie LLP, counsel to the Company, by telephone at (503) 727-2048.

Very truly yours, Blockchain Coinvestors Acquisition Corp. I

/s/ Lou Kerner
Lou Kerner
Chief Executive Officer

cc: Christopher Hall (Perkins Coie LLP)